Exhibit 99.1

ABCAM PLC

Abcam to Report Full Year Results on Monday, March 14, 2022

28 February 2022, Cambridge, UK - Abcam plc (Nasdaq: ABCM; AIM: ABC) (“Abcam ” or the “Company”), a global leader in the supply of life science research tools, will report its results for the 12- and 18- month periods ended 31 December 2021 at 12.00 p.m. GMT (8.00 a.m. EST) on 14 March 2022, following the change of year end to 31 December.

Following the announcement, the Company will host a live teleconference and webcast at 1:00 p.m. GMT (9:00 a.m. EST) that same day (details below).

To access the webcast, please use the following link: https://edge.media-server.com/mmc/p/oj98k8gk

To participate in the call, please find details below:

Date:	Monday, March 14, 2022

Time:	0900 EST / 1300 BST

Dial-in:	United Kingdom	+44 (0) 8444819752

	United States	+1 646 741 3167

	All other locations	+44 (0) 2071 928338

Conference ID:	1083955

The press release and the live audio webcast will also be available in the investor section of Abcam’s corporate website at corporate.abcam.com/investors/reports-presentations/. An archive will be available after the call at that same address.

For further information please contact:

Abcam	+ 44 (0) 1223 696 000
Alan Hirzel, Chief Executive Officer
Michael Baldock, Chief Financial Officer
James Staveley, Vice President, Investor Relations

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Garry Levin / Freddie Barnfield / Duncan Monteith

Morgan Stanley – Joint Corporate Broker	+ 44 (0) 207 425 8000
Tom Perry / Luka Kezic

FTI Consulting	+ 44 (0) 20 3727 1000
Ben Atwell / Julia Bradshaw

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future meetings, announcements, operations, including those related to Abcam’s products, product research, product development, product introductions and sales forecasts; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic and financial performance; statements regarding the scheduling and holding of general meetings and AGMs; statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”) and its variants, which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.